SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Amendment No. 1

Under the Securities Exchange Act of 1934

OCI Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67081B 106

(CUSIP Number)

Kirk H. Milling

Five Concourse Parkway

Suite 2500

Atlanta, Georgia 30328

Telephone: (770) 375-2300

with a copy to:

Mike O’Leary

Jordan Hirsch

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, TX 77002

Telephone: (713) 220-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Wyoming Holding Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,775,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,775,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,775,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 48.85%**

14	Type of Reporting Person CO

* OCI Wyoming Holding Co. is the record owner of 4,775,500 common units and 9,775,500 subordinated units representing limited partner interests in OCI Resources LP (the “Issuer”). 4,025,500 common units of the Issuer were issued to OCI Wyoming Holding Co. on September 18, 2013, the closing date of the Issuer’s initial public offering, and an additional 750,000 common units of the Issuer were issued to OCI Wyoming Holding Co. on October 14, 2013, upon the expiration of the underwriters’ 30-day option to purchase additional common units after the underwriters chose not to exercise such option. Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.

** Calculation of percentage is based on a total of 9,775,500 common units outstanding on February 10, 2014.

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Chemical Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,775,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,775,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,775,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 48.85%**

14	Type of Reporting Person CO

* OCI Chemical Corporation may be deemed to beneficially own the 4,775,500 common units and 9,775,500 subordinated units representing limited partner interests in the Issuer currently held by OCI Wyoming Holding Co. 4,025,500 common units of the Issuer were issued to OCI Wyoming Holding Co. on September 18, 2013, the closing date of the Issuer’s initial public offering, and an additional 750,000 common units of the Issuer were issued to OCI Wyoming Holding Co. on October 14, 2013,  upon the expiration of the underwriters’ 30-day option to purchase additional common units after the underwriters chose not to exercise such option. Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.

** Calculation of percentage is based on a total of 9,775,500 common units outstanding on February 10, 2014.

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Enterprises Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,775,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,775,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,775,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 48.85%**

14	Type of Reporting Person CO

* OCI Enterprises Inc. may be deemed to beneficially own the 4,775,500 common units and 9,775,500 subordinated units representing limited partner interests in the Issuer currently held by OCI Wyoming Holding Co. 4,025,500 common units of the Issuer were issued to OCI Wyoming Holding Co. on September 18, 2013, the closing date of the Issuer’s initial public offering, and an additional 750,000 common units of the Issuer were issued to OCI Wyoming Holding Co. on October 14, 2013, upon the expiration of the underwriters’ 30-day option to purchase additional common units after the underwriters chose not to exercise such option. Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.

** Calculation of percentage is based on a total of 9,775,500 common units outstanding on February 10, 2014.

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Company Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,775,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,775,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,775,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 48.85%**

14	Type of Reporting Person CO

* OCI Company Ltd. may be deemed to beneficially own the 4,775,500 common units and 9,775,500 subordinated units representing limited partner interests in the Issuer currently held by OCI Wyoming Holding Co. 4,025,500 common units of the Issuer were issued to OCI Wyoming Holding Co. on September 18, 2013, the closing date of the Issuer’s initial public offering, and an additional 750,000 common units of the Issuer were issued to OCI Wyoming Holding Co. on October 14, 2013, upon the expiration of the underwriters’ 30-day option to purchase additional common units after the underwriters chose not to exercise such option. Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.

** Calculation of percentage is based on a total of 9,775,500 common units outstanding on February 10, 2014.

This Amendment No. 1 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on September 27, 2013 (as amended, this “Schedule 13D”). This Amendment No. 1 relates to common units representing limited partner interests of OCI Resources LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the original Schedule 13D. Only those items of the Schedule 13D that are being amended hereby are included in this Amendment No. 1, and each such amended item that is included is amended and restated in its entirety.

Item 2.                                                         Identity and Background

Article 2 is hereby amended and restated in its entirety as follows:

(a)                                 This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached as Exhibit E to the original Schedule 13D filed with the Securities and Exchange Commission on September 27, 2013 by (i) OCI Wyoming Holding Co., a Delaware corporation (“OCI Holding”), (ii) OCI Chemical Corporation, a Delaware corporation (“OCI Chemical”), (iii) OCI Enterprises Inc., a Delaware corporation (“OCI Enterprises”), and (iv) OCI Company Ltd., a Korean company (“OCI Company” and collectively with OCI Holding, OCI Chemical and OCI Enterprises, the “Reporting Persons”).

OCI Holding is a limited partner of the Issuer with a 72.9% limited partner interest and owns all of the ownership interest of OCI Resource Partners, LLC, the general partner of the Issuer (the “General Partner”) with a 2% general partner interest. OCI Chemical owns all of the ownership interest of OCI Holding. OCI Enterprises owns all of the ownership interest of OCI Chemical. OCI Company owns all of the ownership interest of OCI Enterprises. The Reporting Persons are hereby filing a joint Schedule 13D.

(b)                                 The business address of the OCI Holding, OCI Chemical and OCI Enterprises is Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328. The business address of OCI Company is 50, Sogong-Dong, Jun-Gu, Seoul, 100-718, Korea.

(c)                                  OCI Company, the ultimate parent company of OCI Holding, is a widely-held, publicly-traded company on the Korean Stock Exchange. OCI Company, its subsidiaries and its affiliates’ principal businesses include a diversified product portfolio consisting of inorganic chemicals, petrochemicals and coal chemicals, fine chemicals, specialty gases and renewable energy.

Each of the Reporting Persons has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of OCI Holding, OCI Chemical and OCI Enterprises (the “OCI Covered Individuals”) and OCI Company (the “OCI Company Covered Individuals” and together with the OCI Covered Individuals, the “Covered Individuals”) is set forth in the table below.

All OCI Covered Individuals are United States citizens, with the exception of Choungho (Charles) Kim, SeogHwan Yoon and HyunSoo Kim who are citizens of the Republic of Korea, and Mark J. Lee who is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. All OCI Company Covered Individuals are citizens of the Republic of Korea, with the exception of WooHyun Lee who is a citizen of the United States and Mark J. Lee who is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. Each of the OCI Covered Individuals’ business address is c/o OCI Enterprises, Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328. Each of the OCI Company Covered Individuals’ business address is c/o OCI Company, 50, Sogong-Dong, Jun-Gu, Seoul, 100-718, Korea.

Name	Position
OCI Holding
Kirk H. Milling	Director, President and Chief Executive Officer
Choungho (Charles) Kim	Chief Financial Officer
OCI Chemical
Kirk H. Milling	Director, President and Chief Executive Officer

Name	Position
Choungho (Charles) Kim	Chief Executive Officer
OCI Enterprises
Kirk H. Milling	Director, President and Chief Executive Officer
Choungho (Charles) Kim	Chief Financial Officer
Nicole C. Daniel	General Counsel and Corporate Secretary
Mark J. Lee	Director and Chairman
HyunSoo Kim	Director
SeogHwan Yoon	Director
Anthony Dorazio	Director
OCI Company
SooYoung Lee	Director and Chairman
WooSug Baik	Director and Vice Chairman
WooHyun Lee	Director, President and Chief Executive Officer
SangYeol Kim	Director and Vice Chairman
YongHwan Kim	Director
SunWon Park	Director
JongSin Kim	Director
HyungCho	Director
SangSeung Yi	Director
SeogHwan Yoon	Chief Financial Officer

(d) — (e)  During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except in April 2011, Mr. WooHyun Lee was convicted in Seoul Central District Court of trading OCI Company Ltd. shares based on material, non-public information in contravention of Korean securities and exchange law, and as a result, was sentenced to a suspended jail term of 18 months and fined 1 billion won.

(f)                                   Not applicable.

Item 3.                                                         Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The Issuer was formed on April 22, 2013 as a Delaware limited partnership to own an interest in OCI Wyoming, L.P., a Delaware limited partnership. Upon the formation of the Issuer, OCI Holding, as the organizational limited partner, and the General Partner contributed $1,000 and $0, respectively, to the Issuer.

At the closing of the Issuer’s initial public offering on September 18, 2013 (the “Offering”), the following transactions, among others, occurred: the Issuer issued to OCI Holding 4,025,500 common units and 9,775,500 subordinated units, representing an aggregate recapitalized 71.9% limited partner interest in the Issuer, pursuant to a Contribution, Assignment and Assumption Agreement dated September 18, 2013, among the Issuer, the General Partner, OCI Wyoming Co., OCI Holding and OCI Chemical Corporation.

The underwriters to the Offering were granted a 30-day overallotment option pursuant to the underwriting agreement for the Issuer’s initial public offering. The underwriters chose not to exercise the option, and upon expiration of the 30-day option period, on October 14, 2013, the Issuer issued an additional 750,000 common units to OCI Holding. Including these 750,000 additional common units, OCI Holding’s 4,775,500 common units and 9,775,500 subordinated units represent an aggregate 72.9% limited partner interest in the Issuer.

Upon the termination of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), the subordinated units will convert into common units on a one-for-one basis.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)                                 OCI Holding is the record and beneficial owner of 4,775,500 common units, which, based on there being 9,775,500 common units outstanding as of February 10, 2014, represents 48.85% of the outstanding common units of the Issuer. OCI Holding is also the record and beneficial owner of 9,775,500 subordinated units, which represent all of the outstanding subordinated units of the Issuer as of February 10, 2014. The subordinated units will convert into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

None of OCI Chemical, OCI Enterprises or OCI Company directly owns any common units or subordinated units of the Issuer; however, each of OCI Chemical, as the owner of all of the ownership interest of OCI Holding, OCI Enterprises, as the owner of all of the ownership interest of OCI Chemical, and OCI Company, as the owner of all of the ownership interest of OCI Enterprises, may be deemed to beneficially own the 4,775,500 common units representing 48.85% of the outstanding common units of the Issuer and the 9,775,500 subordinated units representing all of the subordinated units of the Issuer held of record by OCI Holding as of February 10, 2014.

(b)                                 The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)                                  Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the common units during the past 60 days. Nicole C. Daniel, General Counsel and Corporate Secretary of OCI Enterprises, purchased 1,000 common units on the open market on September 18, 2013 at a price of $18.20 per common unit.

(d)                                 The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 in the original Schedule 13D, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)                                  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2014

OCI COMPANY LTD.

By:	/s/ SeogHwan Yoon
	Name:	SeogHwan Yoon
	Title:	Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2014

OCI ENTERPRISES INC.

By:	/s/ Kirk H. Milling
	Name:	Kirk H. Milling
	Title:	President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2014

OCI CHEMICAL CORPORATION

By:	/s/ Kirk H. Milling
	Name:	Kirk H. Milling
	Title:	President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2014

OCI WYOMING HOLDING CO.

By:	/s/ Kirk H. Milling
	Name:	Kirk H. Milling
	Title:	President and Chief Executive Officer